Filed by Southern Michigan Bancorp, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Southern Michigan Bancorp, Inc.
Commission File No.: 000-49772

SOUTHERN MICHIGAN BANCORP, INC.
51 West Pearl Street
Coldwater, MI 49036

FOR IMMEDIATE RELEASE

Southern Michigan Bancorp, Inc. and FNB Financial Corporation Jointly Announce Merger

Coldwater, Michigan, and Three Rivers, Michigan, April 18, 2007: John Castle, Chairman & CEO of Southern Michigan Bancorp, Inc. (OTC Bulletin Board: SOMC) (SMB) and its principal subsidiary, Southern Michigan Bank & Trust, and Richard Dyer, President & CEO of FNB Financial Corporation (FNB) and its principal subsidiary, First National Bank of Three Rivers jointly, announced today that the two financial institutions have executed a definitive merger agreement. This agreement provides for the merger of FNB Financial Corporation with and into Southern Michigan Bancorp, Inc. The First National Bank of Three Rivers will retain its separate charter and board of directors. Mr. Dyer will remain President and CEO of the bank.

Under terms of the agreement, which has been unanimously approved by both companies' boards of directors, shareholders of FNB will be entitled to receive cash, common shares of SMB, or a combination thereof, based upon an election process. Cash consideration is valued at $45.35 per FNB share and stock consideration is fixed at an exchange ratio of 1.87 common shares of SMB for each share of FNB. The agreement further provides that, in the aggregate, 50% of the FNB common shares will be exchanged for common shares of SMB and the remaining 50% will be exchanged for cash. Accordingly, the shareholders of FNB will be subject to proration procedures in the event that the FNB shareholders make elections for more than half of the merger consideration to be paid in cash or SMB stock. The total value of the transaction is currently estimated at approximately $26 million.

The transaction is subject to FNB shareholder and regulatory approval and other customary conditions. It is expected to be completed during the fourth quarter of 2007.

Commenting on the transaction, John Castle, Chairman & CEO of Southern Michigan Bancorp stated: "We view this as a tremendous opportunity for both institutions. We both have a long history in community banking, and we share the same commitment to our customers, employees and communities. Retaining FNB's name, board and management are a key objective in this merger."

"As we contemplated the future of our organization and explored the options available to us to enhance value for our constituencies, we made the strategic decision to partner with an organization that shared our beliefs in community involvement, local decision making, and commitment to excellent customer service", stated Richard Dyer, President and CEO of FNB Financial Corporation. "We found that partner in Southern Michigan Bancorp and are pleased to be joining their organization."

Dyer continued, "Southern Michigan has a long and proud history. John Castle, CEO and Kurt Miller, President of Southern Michigan Bank and Trust, along with a talented and committed team of community bankers, have positioned the organization well and demonstrated a cultural and philosophical approach that fits nicely with that of FNB."

In connection with the merger, SMB retained Warner Norcross & Judd LLP as its legal counsel and Donnelly Penman & Partners as its merger financial advisors. FNB engaged Howard & Howard as its merger legal counsel and Austin & Associates as merger financial advisors.

FNB is a bank holding company headquartered in Three Rivers, Michigan, with total assets of $151.1 million, total deposits of $129.5 million and total shareholders' equity of $12.4 million, all as of December 31, 2006. FNB provides banking services through 8 offices located within St. Joseph and Cass Counties in Michigan.

Southern Michigan is a bank holding company headquartered in Coldwater, Michigan, with total assets of $329.9 million, total deposits of $282.5 million and total shareholders' equity of $28.5 million as of December 31, 2006. Southern Michigan Bank and Trust operates 11 branches within Branch, Calhoun and Hillsdale Counties.

SMB will file a registration statement with the Securities and Exchange Commission to register the securities that the FNB shareholders will receive if the merger is consummated. The registration statement will contain a prospectus and other relevant documents concerning the merger. Investors are urged to read the registration statement, the prospectus, and any other relevant documents, when they become available, because they will contain important information about SMB, FNB and the merger. Investors will be able to obtain the documents free of charge at the Securities and Exchange Commission's website, http://www.sec.gov.

This press release contains statements that constitute forward-looking statements. These statements involve risks and uncertainties, which may cause results to differ materially from those set forth in the statements. The forward-looking statements may include statements regarding business strategies, intended results and future performance. Forward-looking statements are preceded by such terms as "expects", "believes", "anticipates", "projects", "intends", "will", "would", "view" and similar expressions. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. SMB and FNB undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Southern Michigan Bancorp, Inc.
John H. Castle, Chairman & CEO
517-279-5504
or
FNB Financial Corporation
Richard Dyer, President & CEO
269-279-3500